Kimber Resources Inc. (the "Issuer")

Request for Financial Statements

National Instrument 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer.  The documents will be accessible under the Issuer's profile at www.sedar.com.  However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A   ☐

I wish to receive interim financial statements and MD & A   ☐

_________________________________________________________________________________

COMPLETE AND RETURN THIS FORM TO:

Computershare Investor Services Inc.

100 University Avenue

9th Floor

Toronto, ON

M5J 2Y1

NAME:
ADDRESS:

POSTAL CODE:
I confirm that I am the BENEFICIAL owner of ______________________________ shares of the Issuer.
I confirm that I am the REGISTERED owner of _____________________________ shares of the Issuer.
SIGNATURE OF SHAREHOLDER: ______________________________________ DATE:____________
CUSIP: 494 35N 101
SCRIP COMPANY CODE: KIMQ